UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(k) PLAN B

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k)

Plan B

Financial Statements

and Supplemental Schedules

December 31, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan B

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan B (the “Plan”) at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (Schedule of Assets (Held at End of Year and Schedule of Delinquent Participant Contributions) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibilities of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 26, 2008

Assurant 401(k)

Plan B

Statements of Net Assets Available for Benefits

At December 31, 2007 and 2006

	December 31,
	2007	2006
Assets
Investments, at fair value	$749,368,890	$678,636,828
Participant loans	12,089,644	11,278,193

	761,458,534	689,915,021
Receivables:
Employer contributions	23,579,884	20,970,033
Employee contributions	1,024,088	1,018,698

Total receivables	24,603,972	21,988,731

Total assets	786,062,506	711,903,752

Liabilities
Accounts payable	21,598	24,260

Net assets available for benefits	$786,040,908	$711,879,492

The accompanying notes are an integral part of the financial statements.

Assurant 401(k)

Plan B

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Year Ended December 31, 2007
Additions
Investment income:
Interest and dividends	$48,542,906
Net appreciation in fair value of investments	4,406,226

52,949,132

Contributions:
Employer (net of forfeitures)	23,765,373
Employee	37,752,172

61,517,545

Net transfer from Plan A to Plan B (Note 1)	13,449,889
Other	1,090

Total additions	127,917,656

Deductions
Benefits paid to Participants	53,734,725
Loans fees paid by Participants	21,515

Total deductions	53,756,240

Net increase	74,161,416

Net assets available for benefits:
Beginning of year	711,879,492

End of year	$786,040,908

The accompanying notes are an integral part of the financial statements

Assurant 401(k)

Plan B

Notes to Financial Statements

1.	Description of the Plan

The following description of the Assurant 401(k) Plan B (“the Plan”) provides only general information. participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	General. The Plan, formerly the Fortis, Inc. Employees’ Uniform Profit Sharing Plan, has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A (“Plan A”) and Assurant 401(k) Plan B (“the Plan”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Assurant Inc. (the “Plan Sponsor” or the “Employer”) stock were designated as an Employee Stock Ownership Plan (“ESOP”). The Plan was then amended and restated effective January 1, 2006.

The Plans are contributory defined contribution retirement plans covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan Administrator is the Employer’s Benefit Plans Committee. Plan A covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. The Plan covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. If a Plan A participant’s job category number changes to a job category number 500 through 999, such participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year, and his account under Plan A shall be transferred to the Plan. Conversely, if a participant in the Plan changes to a job category number 100 through 400, such participant shall automatically participate in Plan A as of the first day of the subsequent Plan Year and his account under the Plan shall be transferred to Plan A. As of January 1, 2007 and January 1, 2006, net transfers of existing assets of $13,449,889 and $9,149,638, respectively, were made from Plan A to the Plan as a result of changes in employee job categories. Included in these amounts are $811,234 and $670,670 of employer contribution receivables which were transferred from Plan A to the Plan in 2007 and 2006, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2007 and 2006, relate to Employer contributions recorded in the years 2006 and 2005, respectively. The amount of Plan asset transfers relating to participants transferred between Plans as of January 1, 2007 has not yet been determined. This will be determined during the third quarter of 2008.

Over time, various 401(k) plans have been merged into the Plan due to Assurant, Inc. (the “Company”) acquisitions. If a participant rolled over a balance under any of these plans the account is now held under the Plans and is generally subject to the current Plan rules. However, there are certain situations where the rules of the merged plan may apply. (See the Plan Document for details.)

On April 17, 2007, the Plan Sponsor acquired Retail Powersports Management Group, Inc. (“RPMG”) and Lemco Software Group, LLC (“Lemco”). Upon acquisition, approximately 20 employees became eligible participants under the Plans. Employees of RPMG and Lemco were given the option of rolling their prior plan account balance into the appropriate Plan.

Assurant 401(k)

Plan B

Notes to Financial Statements

In addition, on July 1, 2007, the Plan Sponsor acquired Mayflower National Life Insurance Company (“Mayflower”). Upon acquisition, approximately 30 employees became eligible participants under the Plans. Employees of Mayflower were given the option of rolling their prior plan account balance into the appropriate Plan.

On April 30, 2006, the Plan Sponsor acquired Safeco Financial Institution Solutions, Inc. (“SFIS”). Upon acquisition, approximately 600 SFIS employees became eligible participants under the Plans. Employees of SFIS were given the option of rolling their prior plan account balance into the appropriate Plan.

b.	Contributions. participants direct the investments of all contributions into various investment options offered by the Plan.

i. Employee Contributions—Employees are eligible to participate in the Plan at commencement of employment if they are regularly scheduled to work at least 20 hours per week. If the employee is scheduled to work less than 20 hours a week, participation may commence after completing a year of eligible service. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $15,500 for 2007. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan can make an additional catch up contribution to the Plan up to an annual maximum of $5,000 in 2007. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii. Employer Contributions—The Employer contribution is discretionary. At the present time, the Plan Sponsor intends to follow the following formula to determine the Employer contribution. On or after the first day of the month following the completion of one year of eligibility service, the Employer matches a percentage of pre-tax contributions deducted from eligible pay. Participants must be actively employed on the last regularly scheduled workday of the calendar year to be eligible for the Employer contribution unless they retire, become totally disabled, die during the year or are part of a reduction in force during the 4th quarter of the calendar year. Employer contributions are based on the first 5% of eligible pay contributed by the participant on a pre-tax basis and on a participant’s years of vesting service as follows: If the participant was hired or rehired after December 31, 2000 and has fewer than five years of vesting service, the Employer will contribute 100% on the first 3% of eligible pay contributed pre-tax and 50% on the next 2% of eligible pay contributed pre-tax. If the participant was employed prior to January 1, 2001 (and not rehired thereafter) or has five or more years of vesting service, the Employer will contribute 200% of the first 3% of eligible pay contributed pre-tax and 50% of the next 2% of eligible pay contributed pre-tax.

c.	Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. They will be 0% vested in the Company Contribution Account until they have three years of vesting service, at which time they will become 100% vested in the Company Contribution Account. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer.

Assurant 401(k)

Plan B

Notes to Financial Statements

e.	Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2007, outstanding participant loans had rates ranging from 4.48% to 9.50%. Principal and interest is paid ratably through payroll deductions. Fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan participants.

f.	Payment of benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income accrued thereon, if any.

g.

Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.	Forfeitures. Forfeited balances of terminated participants’ non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Employer contributions. At December 31, 2007 and 2006, there was no forfeiture account balance. For the year ended December 31, 2006, the amount of forfeitures used to reduce the Employer contributions was $71,951.

2.	Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The financial statements of the Plan have been prepared under the accrual basis of accounting.

Investment securities are stated at fair value. Such investment securities are mostly composed of shares of mutual funds and money market funds that are valued at the net asset value of shares held by the Plan at year-end and generally based on reference to published market data.

Assurant, Inc. stock is stated at market value based on the New York Stock Exchange quoted market price.

Participant loans are stated at their outstanding balances, consisting of principal and accrued interest, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Assurant 401(k)

Plan B

Notes to Financial Statements

Net appreciation/depreciation in fair value of investments includes realized gains/losses for securities sold as well as unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

3.	Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2007 and 2006, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2007:
American Funds EuroPacific Growth Fund—Class R-5 (1,878,511 shares)	$95,559,863
American Funds Growth Fund of America—Class R-4 (2,613,659 shares)	88,237,136
PIMCO Total Return Fund—Institutional Class (5,119,157 shares)	54,723,784
T. Rowe Price Small-Cap Stock Fund—Retail Class (1,895,101 shares)	57,592,127
Vanguard 500 Index Fund Investor Shares (916,018 shares)	123,799,793
Vanguard Prime Money Market Fund (98,620,300 shares)	98,620,300
Vanguard STAR Fund (4,227,265 shares)	88,223,010
Vanguard Windsor II Fund—Investor Shares (1,804,461 shares)	56,407,444

Fair value at December 31, 2006:
American Funds EuroPacific Growth Fund—Class R-5 (1,612,768 shares)	$75,090,466
American Funds Growth Fund of America—Class R-4 (2,404,174 shares)	78,520,338
PIMCO Total Return Fund—Institutional Class (4,297,357 shares)	44,606,566
T. Rowe Price Small-Cap Stock Fund—Retail Class (1,262,642 shares)	43,220,230
Vanguard 500 Index Fund Investor Shares (931,041 shares)	121,584,705
Vanguard Prime Money Market Fund (87,023,551 shares)	87,023,551
Vanguard STAR Fund (3,877,507 shares)	81,195,000
Vanguard Windsor II Fund—Investor Shares (1,497,921 shares)	52,052,753

The Plan’s investments (including realized gains and losses on investments sold during the year), appreciated in value by $4,406,226 in 2007, as follows:

Net Appreciation in Fair Value
Assurant, Inc. stock	$2,979,967
Registered investment companies	1,426,259

$4,406,226

Assurant 401(k)

Plan B

Notes to Financial Statements

4.	Plan Amendments

There were no significant amendments to the Plan during the years ended December 31, 2007 or 2006.

5.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 23, 2006, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Plan submitted an application for a new letter for the Assurant 401(k) Plan as amended and restated effective as of January 1, 2006 including Amendment number one. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

6.	Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

7.	Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by participants of $21,515 for the year ended December 31, 2007, represent loan origination and maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plan and Plan A. These expenses include asset management fees to registered investment companies other than Vanguard and legal fees. During 2007, approximately $363,617 was paid by the Plan Sponsor for such expenses as well as legal expenses related to other benefits plans sponsored by the Plan Sponsor and other employee benefits.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

Assurant 401(k)

Plan B

Notes to Financial Statements

A participant may change the investment of any portion of the participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Each participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a participant fails to make such an election, he shall be deemed to have elected to have any dividends paid on the Assurant, Inc. stock held in his account reinvested in the Assurant, Inc. Stock Fund.

At December 31, 2007 and 2006, the Plan held 258,837 and 256,463 shares, respectively, of common stock of Assurant, Inc., with a market value of $17,316,208 and $14,169,577, respectively, and a cost basis of $10,689,500 and $9,555,139, respectively. For the year ended December 31, 2007, the Plan recorded dividend income of $123,481 from the investment in Assurant, Inc. common stock.

8.	Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of investment risk

At December 31, 2007, Plan participants’ accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk in the event of a significant decline in the value of Assurant, Inc. common stock.

9.	Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2007 and 2006.

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$786,040,908	$711,879,492
Less: Deemed distributions from prior years transferred from Plan A	—	(40,481)
Less: Deemed distributions from prior years	(40,481)	—

Net assets available for benefits per Form 5500	$786,000,427	$711,839,011

Assurant 401(k)

Plan B

Notes to Financial Statements

Deemed distributions are loans that are deemed uncollectible.

There were no deemed distributions in 2007.

10.	Recently Issued Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, an interpretation on FASB Statement No. 109. This interpretation, which is effective for fiscal year beginning after December 15, 2006, which clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. FIN 48 provides guidance on the measurement, recognition, classification and disclosure of tax positions, along with accounting for the related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 5). Accordingly, the adoption of FIN 48 is not expected to have a material impact on the Plan’s net assets available for benefits and changes in net assets in net assets available for benefits.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement’s impact on its financial statements.

Supplemental Schedules

Assurant 401(k) Plan

Plan B

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

At December 31, 2007

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date, and Rate of Interest	Cost	Current Value
Common stock
Assurant, Inc. Stock (1)	258,837 shares	$10,689,500	$17,316,208

Registered investment companies
American Funds EuroPacific Growth Fund—Class R-5	1,878,511 shares	77,369,534	95,559,863
American Funds Growth Fund of America—R-4 Class	2,613,659 shares	69,530,140	88,237,136
PIMCO Total Return Fund—Institutional Class	5,119,157 shares	53,991,656	54,723,784
T. Rowe Price Small Cap Stock Fund—Retail Class	1,895,101 shares	59,996,803	57,592,127
Vanguard 500 Index Fund—Investor Shares (1)	916,018 shares	105,171,008	123,799,793
Vanguard Growth and Income Fund—Investor Shares (1)	1,040,483 shares	30,676,970	33,316,280
Vanguard LifeStrategy Conservative Growth Fund (1)	284,664 shares	4,572,145	4,879,143
Vanguard LifeStrategy Growth Fund (1)	698,687 shares	15,472,812	17,516,074
Vanguard LifeStrategy Income Fund (1)	225,191 shares	3,106,651	3,206,725
Vanguard LifeStrategy Moderate Growth Fund (1)	470,109 shares	9,046,118	9,971,003
Vanguard STAR Fund (1)	4,227,265 shares	77,525,894	88,223,010
Vanguard Windsor II Fund—Investor Shares (1)	1,804,461 shares	54,506,235	56,407,444
Vanguard Prime Money Market Fund (1)	98,620,300 shares	98,620,300	98,620,300

Total registered investment companies		659,586,266	732,052,682

Total investments		$670,275,766	$749,368,890

Participant loans (1)	Interest rates range from 4.48% to 9.50% with maturities through 2017.	$12,089,644	$12,089,644

(1)	Party-in-interest

Assurant 401(k) Plan

Plan B

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

At December 31, 2007

Transactions that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$282.71	$—	$282.71	$—	$—

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan B has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan B

Date	June 26, 2008	By:	/s/ Robyn Price Stonehill
			Name:	Robyn Price Stonehill
			Title:	Vice President of Executive Compensation and Retirement Plans, Member of the Benefit Plans Committee, (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER

23.1	Consent of Independent Registered Public Accounting Firm	15